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                              April 8, 2021

       Jill Woodworth
       Chief Financial Officer
       Peloton Interactive, Inc.
       125 West 25th Street, 11th Floor
       New York, New York, 10001

                                                        Re: Peloton
Interactive, Inc.
                                                            Form 10-K for the
fiscal year ended June 30, 2020
                                                            Response dated
March 30, 2021
                                                            File No. 001-39058

       Dear Ms. Woodworth:

               We have reviewed your March 30, 2021 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to our comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       March 17, 2021 letter.

       Form 10-K for the fiscal year ended June 30, 2020

       Response dated March 30, 2021, page 1

   1. We note your response to comment one. Please clearly explain to us how you determine which copyright and
patent litigation matters are considered to be    outside the-ordinary-
                                                        course    and therefore
excluded from your non-GAAP measures. We note from
                                                        disclosure in other
parts of your annual report, that your success depends in large part on your proprietary
technology and your patents, trade secrets, trademarks, and other intellectual property
rights and that you spend significant resources to monitor and protect these rights. As such,
it would be reasonable that related costs would be normal, recurring operating expenses.
Please explain and tell us the other types of matters that you consider to be extraordinary in
nature.
 Jill Woodworth
Peloton Interactive, Inc.
April 8, 2021
Page 2

      You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Melissa
Gilmore, Staff Accountant, at (202) 551-3777 if you have any questions.



FirstName LastNameJill Woodworth                        Sincerely,
Comapany NamePeloton Interactive, Inc.
                                                        Division of Corporation
Finance
April 8, 2021 Page 2                                    Office of Manufacturing
FirstName LastName